SNIPP INTERACTIVE INC.

SNIPP ANNOUNCES NON-BROKERED PRIVATE PLACEMENT OF UP TO

$7,000,000 WITH $5.25MM ALREADY SUBSCRIBED

April 21, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the "Company"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, is pleased to announce a non-brokered private placement for gross proceeds of up to CAD $7,000,000 (the "Financing"). The Financing will be comprised of up to 23,333,334 common shares ("Shares") at a market price of CAD $0.30 per Share.

The net proceeds raised through the Financing will be used for product development, sales & marketing and general working capital purposes. The Financing will strengthen the Company’s balance sheet and is expected to better position it to develop deeper relationships with clients and brands looking for long-term partners for loyalty, promotions and rebate solutions. It will also enable Snipp to fund the development of its next-generation analytical solutions based on the unique receipt-based purchase data that Snipp has been accumulating over the years.

The first tranche of the Financing (the "First Tranche") closed earlier today and involved the placement of 17.5MM Shares at a price of CAD $0.30 per Share for gross proceeds of CAD$5,250,000, which is already greater than the original threshold amount that the Company had set for itself. Lark Investments Inc. ("Lark") subscribed for $5.1 million of the First Tranche and will take a position equivalent to 12.49% of the fully diluted shares of the Company (17.54% on an undiluted basis), as of the closing of the First Tranche. Lark will now be an insider of the Company and has been granted participation rights in future Snipp financings and the right to nominate one person to serve as a member of Snipp’s board.

Closing of the Financing will occur in tranches. Snipp has received final approval from the TSX Venture Exchange for the closing of the First Tranche. Closing of additional tranches may be subject to receipt of regulatory approvals, including acceptance by the TSX Venture Exchange. The Shares will be subject to a four-month hold period under applicable securities laws in Canada.

The four-month hold period for all Shares issued under the First Tranche will expire on August 22, 2016 in accordance with Canadian securities laws. No commissions or finder's fees were paid in connection with the First Tranche.

Existing shareholders are welcome to call or email the Company if they are interested in subscribing for any of the remaining $1.75MM in shares under the Financing. The Company is making this offer available in good faith to existing shareholders who have not yet approached Snipp, but would like to participate in the Financing.

“We are really happy that investors continue to see the strength of the business we are building. As an example, Lark has supported us from the early days of Snipp and we are grateful for their continued support and leadership within the investment community,” said Atul Sabharwal, CEO of Snipp. “This financing is a testament to our roster of clients, the relationships we have with them and the depth and experience of our team. With this round of funding we will be in an even stronger position to compete and expand in the incentive and shopper marketing industries.”

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, the Middle East and India. The Company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSXV) in Canada. In 2015, Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange.

EXISTING SHAREHOLDERS WISHING TO PARTICIPATE, PLEASE CONTACT:

Jaisun Garcha

Chief Financial Officer

Snipp Interactive Inc.

d: 202-417-2005 ext 715

jaisun.garcha@snipp.com

FOR FUTHER INFORMATION, PLEASE CONTACT:

Todd Kehrli

MKR Group, Inc.

d: 323-205-4336

m: 310-625-4462

todd@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including: (a) those factors discussed in filings made by us with the Canadian securities regulatory authorities; (b) the risk that the Financing may not be completed on the terms contemplated above; (c) the economic circumstance of Snipp may change and result in the proceeds of the Financing being used other than in the manner described above. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the Company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release does not constitute an offer for sale in the United States. The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.